

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



8 February 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 7 February 2005, Re: Disposal of Parkson Retail Group for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/23



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **07/02/2005 06:04:13 PM**
Submitted by **AMSTEEL** on **07/02/2005 06:08:48 PM**
Reference No **AA-050207-70521**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISPOSAL OF PARKSON RETAIL GROUP

* **Contents :-**

We refer to the announcements made on 19 March 2004, 25 March 2004, 26 March 2004, 15 April 2004, 1 June 2004 and 30 June 2004 by the Company and its adviser, Public Merchant Bank Berhad in relation to the above.

The Board wishes to announce that on 4 February 2005, the parties to the agreement for the Disposal of Parkson Retail Group had mutually agreed that the Company (as nominee for the Amsteel Group Vendors and Lion Asia Investment Pte Ltd) shall refund to Lion Diversified Holdings Berhad ("LDHB") the following:

1. RM6,959,000 being the excess amount paid by LDHB for the Disposal of Parkson Retail Group arising from the excess in the computation of inter-company balances as at the completion date of the Parkson SPA ("Refund Amount"); and

2. interest at the rate of 1% per annum above the base lending rate of Malayan Banking Berhad on yearly rest prevailing on 1 June 2004 payable on the Refund Amount calculated from 1 June 2004 until the date of full repayment of the Refund Amount ("Interest Payable").

The total sum of RM7,293,985.29, comprising the Refund Amount and RM334,985.29 being the Interest Payable, was refunded by the Company to LDHB on 7 February 2005.

Unless otherwise stated, defined terms used in this announcement shall carry the same meanings as defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

07 FEB 2005